Mail Stop 4561

October 21, 2008

Gerald Sullivan
Chief Financial Officer
Prime Sun Power, Inc.
104 Summit Avenue
Summit, NJ 07902

      Re: **Prime Sun Power, Inc.**
             Form 8-K filed on July 11, 2008
             Form 8-K/A filed on September 26, 2008
             Form 10-Q/A for the fiscal quarter ended March 31, 2008
             File No. 333-103647

Dear Mr. Sullivan:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief